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October 26, 2005		Writer’s Direct Contact (650) 813-5620 MPhillips@mofo.com

By Telefacsimile and Mail

Mr. Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JDS Uniphase Corporation

Proxy Statement/Prospectus on Form S-4

File No. 333-128830

Dear Mr. Mancuso:

On behalf of our client, JDS Uniphase Corporation (the “Company”) we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of October 21, 2005. The following discussion and answers to your inquiries have been presented in numbered paragraphs to conform to the numbered paragraphs in your letter. For the convenience of the Staff, we have set forth the Staff’s comments fully identified in bold and italicized type immediately prior to each response.

Background of the Merger, page 32

1.	Please revise your discussion of the background of the merger to include a more explanatory analysis of the negotiations relating to the valuation of Agility and the determination of the type and amount of the merger consideration. The discussion should provide the Agility stockholders with a better understanding of how, when and why the amount of merger consideration for the various classes and series of capital stock was determined.

Mr. Russell Mancuso

October 26, 2005

Page Two

RESPONSE:

The Company has revised the Registration Statement to include a more explanatory analysis of the negotiations relating to the valuation of Agility and the determination of the type and amount of the merger consideration.

2.	We note that on January 14, 2005, JDS Uniphase purchased approximately $3,000,000 worth of Agility Series E preferred stock. If the enterprise valuation of Agility determined in connection with that purchase was materially different from the valuation of the merger consideration offered in the proposed transaction, please discuss the material reasons for the differences in those valuations.

RESPONSE:

The Company has revised the “Background of the Merger” to respond to this comment. As indicated in the revisions, JDS Uniphase invested on the same terms in January of 2005 as the existing Agility investors and did not participate in the negotiations as to the price or terms of Agility’s sale of its Series E Preferred Stock. The pre-money valuation of Agility for the purpose of the Series E Preferred Stock financing was $30 million, and Agility raised $16.5 million in its Series E Preferred Stock financing representing a post-money valuation of $46.5 million. The aggregate merger consideration to be paid by JDS Uniphase on the closing of the merger is $67 million. JDS Uniphase’s view is that the increase in value represents both the progress achieved by Agility in the development, marketing and sale of its products and in its execution of its business plan between July and August of 2005 and the premium that JDS Uniphase is currently willing to pay to control Agility through ownership of 100% of its outstanding shares.

Structure of the Merger and the Conversion of Agility Stock, page 36

3.	Please indicate the per share liquidation preference for each series of preferred stock.

RESPONSE:

The Company has revised the Registration Statement to include the per share liquidation preference for each series of preferred stock.

Voting Agreements, page 45

4.	We note that you have already received the approval of “certain stockholders.” Please tell us how the solicitation of that approval was consistent with Section 5 of the Securities Act.

Mr. Russell Mancuso

October 26, 2005

Page Three

RESPONSE:

In response to the Staff’s question, we respectfully advise the Staff that those directors and officers of Agility and certain of their affiliates listed on Exhibit A to this letter have executed voting agreements agreeing to vote their shares in favor of the merger of a wholly-owned subsidiary of the Company into Agility. The beneficial ownership and affiliation of each of the directors, officers and affiliates who have signed voting agreements is set forth on Exhibit A hereto. Each signatory to the voting agreements has an insider with access to corporate information and no other persons were solicited by Agility to provide voting agreements in support of the merger. In addition, we respectfully advise the Staff that the persons signing the voting agreements own less than 100% of the voting securities of Agility, and Agility is soliciting votes from its stockholders who have not signed voting agreements and who would be ineligible to purchase in an offering under Section 4(2) or 4(6) of the Securities Act of 1933, as amended, or Rule 506 of Regulation D. Additionally, as stated in the Registration Statement, these affiliates of the Company, including the officers and directors, will receive restricted stock in connection with the merger and will not participate in the offering contemplated by the Registration Statement.

Undertakings

5.	Include the undertakings required by Item 512(a) of Regulation S-K. See Section II.F of SEC Release 33-6578 (April 23, 1985).

RESPONSE:

The Company has revised the Registration Statement to include the undertakings required by Item 512(a) of Regulation S-K.

Very truly yours,

/s/ Michael C. Phillips

Michael C. Phillips

cc:	Kevin Kennedy, JDS Uniphase Corporation

Exhibit A

Agility Communications, Inc.

Calculation of % threshholds covered by voting agreements

	Series E	Series D Prime *	Series D *	Series C Prime *	Series C *	Series B Prime	Series B	Series A Prime	Series A	Common
Stockholder
Larry Coldren (1)	486,382	76,895	—	—	—	—	—	—	—	7,460,000
Ronald Nelson (2)	972,762	153,790	1	—	—	—	—	—	—	5,710,000
GM Capital Partners I, L.P. (3)	16,750,973	2,648,277	8,386,798	—	—	—	—	—	—	—
The Chase Manhattan Bank, as trustee for First Plaza Group Trust (3)	12,431,907	1,965,445	6,223,326	—	—	—	—	—	—	—
Funds affiliated with Morgenthaler Venture Partners (4)	14,591,439	1,153,429	8,074,016	—	2,354,579	—	12,769,065	—	—	—
Funds affiliated with U.S. Venture Partners (5)	28,577,908	2,326,315	13,052,763	838,911	1,515,667	—	12,769,065	—	—	—

subtotal	73,811,371	8,324,151	35,736,904	838,911	3,870,246	—	25,538,130	—	—	13,170,000

Total outstanding (on an as converted basis) as of 9/30/2005	161,015,211	15,240,609	55,063,500	1,604,535	18,837,412	592,766	27,681,589	86,627	9,313,528	27,853,529

% of Series E	45.84%
% of Prime preferred (A-D)	52.29%
% of All preferred	51.18%
% of Common	47.28%
% of All capital stock	50.83%

* =	Per Agility's charter, preferred stock votes on an as-converted basis. Shares of Series D Prime, Series D, Series C Prime and Series C received antidilution adjustments to conversion rate

(1)	Chairman of the Board and CTO

(2)	Director and Chief Executive Officer

(3)	Charles Froland, a member of Agility's board of directors, is an affiliate of GM Capital Partners I, L.P. and First Plaza Group Trust

(4)	Gary Shaffer, a member of Agility's board of directors, is a general partner of Morgenthaler Venture Partners

(5)	Steve Krausz, a member of Agility's board of directors, is a general partner of U.S. Venture Partners